THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

February 8, 2013

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Cardinal Energy Group, Inc. (formerly Koko Ltd.)
Form 8-K
Filed October 4, 2012
File 0-53923

Dear Ms. Parker:

  In response to your letter of comments dated November 1, 2012 please be advised as follows:

General

1.           The document has been revised to assure consistency throughout.  The examples referred to have been revised.

2.           The “claims” have been deleted.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

3.           Mr. May’s biographical has been revised and reference to the “grey market” has been deleted.

Business

4.           The disclosure required by Items 1204, 1205 and 1208 of Regulation S-K has been provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Financial Condition, Liquidity and Capital Resources

5.           The information requested has been provided in the amendment.

6.           The disclosure has been revised and disclosure with respect to the $20,000 note has been provided.

7.           The term “Gas Gun” has been deleted.

Certain Relationships and Related Transactions

8.           Disclosure has been provided for the basis that the California Hydrocarbons fees are as favorable as the Company could obtain from an unrelated third party.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Cardinal Energy Group, Inc., (formerly Koko Ltd.)
Form 8-K
File No. 0-53923
February 8, 2013
Page 2

Exhibits

9.           The parties did not attach schedules as exhibits upon execution.  Accordingly there are no exhibits to the share exchange agreement.  Disclosure has been provided in the Exhibit section.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Cardinal Energy Group, Inc.